Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8362 fax: 816.983.8080 eric.gervais@huschblackwell.com

March 30, 2009

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Larry L. Greene, Senior Counsel

Re:	Proxy Statement for Tortoise Capital Resources Corporation (the “Company”)

To the Commission:

On March 17, 2009, the Company filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement (the “Preliminary Proxy Statement”) pursuant to Section 14 of the Securities Exchange Act of 1934.

The Company received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”) on March 26, 2009.  The Company is filing concurrently herewith its definitive proxy statement (the “Definitive Proxy Statement”).  A summary of each oral comment from the Staff is included in this letter for your reference, and the Company’s response is presented below each comment.

1.
Comment:  In the first sentence of the first paragraph under the heading "Reasons to Offer Common Stock Below NAV" in Proposal Two, please consider adding a reference to "credit" in addition to or in lieu of "liquidity."

Response: The disclosure has been revised as suggested.

2.
Comment:   In the last sentence of the second paragraph under the heading "Reasons to Offer Common Stock Below NAV" in Proposal Two, please provide additional disclosure regarding the Company's credit facility.

Response: The disclosure has been revised as requested.

3.	Comment: In the second sentence of the sixth paragraph under the heading "Reasons to Offer Common Stock Below NAV" in Proposal Two, please consider changing "BDC" to "1940 Act."

March 30, 2009

Response: The disclosure has been revised as suggested.

4.	Comment: Please revise the dilution table in Proposal Two as suggested in the example referenced by the Staff.

Response: The disclosure has been revised as requested.

5.	Comment: In Proposal Three, please clarify what is meant by the term "securities."

Response: The disclosure has been revised as requested.

6.
Comment:  In the fist sentence of the second paragraph under the heading "Dilution" in Proposal Three, please advise the Staff of a situation in which the phrase "including through anti-dilution protections" would be implicated.

Response:  In the event the Company were to issue warrants in conformity with the restrictions set forth in Proposal Three, those warrants would likely contain a provision that would allow the number of common shares issuable upon exercise of the warrants to be adjusted if certain events such as a stock dividend, stock split or reverse stock split were to occur.

7.	Comment: Please confirm to the Staff that the disclosure in the second sentence of the second paragraph under the heading "Dilution" in Proposal Three is accurate.

Response: The referenced disclosure is consistent with the requirements of Section 61(a)(3)(A)(iii) of the Investment Company Act of 1940.

On behalf of the Company with respect to the Definitive Proxy Statement, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 30, 2009

Sincerely,
/s/ Eric J. Gervais
Eric J. Gervais

EJG